March 1, 2006

Via Facsimile (646) 848-7666 and U.S. Mail

Peter D. Lyons, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022

Re:	Engelhard Corporation
	Revised Preliminary Proxy Statement on Schedule 14A
	Filed February 27, 2006 by Iron Acquisition Corporation and
	     BASF Aktiengesellschaft
	SEC File No. 001-08142

Dear Mr. Lyons:

      We have reviewed your filing and have the following comments.

Schedule 14A
1. We reissue comment 2 in part. Please make the requested revisions on the cover letter and the cover page of the proxy statement.

Letter to Security Holders
2. Refer to the last sentence in the first paragraph of page 3 in which you state that Engelhard`s assumptions as to its sales future growth were more aggressive than the assumptions of research analysts. Please expand your disclosure to describe both sets of assumptions and the significance of independent analyst research compared to Engelhard`s own projections. In this regard, the conclusion investors should draw from the assertion is unclear.

Cover page, page 6
3. We reissue comment 7 as we are unable to locate any changes made in response to our comment.

Other Information - Solicitation of Proxies, page 17
4. We reissue comment 10. We note that the website to which you referred us includes information relating only to the current tender offer and not the proxy solicitation.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions
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Peter D. Lyons, Esq.
Shearman & Sterling LLP
March 1, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE